This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion (To Prospectus dated December 31, 2019 and Series A Prospectus Supplement dated December 31, 2019) Dated March 29, 2021	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-234425
BofA Finance LLC
Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate, due 2022 Fully and Unconditionally Guaranteed by Bank of America Corporation
●
The CUSIP number for the notes is 09709T5S6.
●
The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
●
The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of the principal amount at maturity.
●
The notes are expected to price on April   , 2021 (the “pricing date”). The notes will mature approximately 53 weeks from the pricing date.
●
Payment on the notes will depend on the performance of the 10-Year U.S. Dollar ICE Swap Rate (which we refer to as the “CMS10”) (the “Market Measure”).
●
The amount you will be entitled to receive at maturity per $1,000 in principal amount of the notes (the “Redemption Amount”) will be determined as follows:
a)
If the Ending Value of the Market Measure is greater than or equal to the Threshold Value, you will receive at maturity the Digital Payment of [between $1,080.00 and $1,120.00]. The actual Digital Payment will be determined on the pricing date.
b)
If the Ending Value is less than the Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the CMS10 from its Starting Value.  In that case, the Redemption Amount will be less than 85% of the principal amount and could be zero.
●
The “Threshold Value” is 85% of the Starting Value.
●
The notes will not be listed on any securities exchange.
●
The notes do not bear interest.
●
The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
●
The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is expected to be between $950 and $970 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-21 of this pricing supplement for additional information.  The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
●
The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	100.00%	$
Underwriting Discount(1)(2)	1.25%	$
Proceeds (before expenses) to BofA Finance	98.75%	$
(1)
Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $987.50 (98.75%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.
(2)
We or one of our affiliates may pay varying selling concessions of up to 1.25% in connection with the distribution of the notes to other registered broker-dealers.
The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank.  The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks.  Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page S-7 of the accompanying prospectus supplement, and page 5 of the accompanying prospectus. You may lose some or all of your principal amount in the notes.
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus.  Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about April , 2021 against payment in immediately available funds.
BofA Securities Selling Agent

SUMMARY
The Digital Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate, due           , 2022 (the “notes”) are our senior debt securities.  Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral.  The notes will rank equally in right of payment with all of our other unsecured senior and unsubordinated debt, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated debt, in each case except obligations that are subject to any priorities or preferences by law. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.
If the Ending Value of the Market Measure is greater than or equal to the Threshold Value, at maturity you will receive the Digital Payment. If the Ending Value is less than the Threshold Value, you will be subject to 1-1 downside exposure to any decrease in the CMS10 from its Starting Value. In that case, the Redemption Amount will be less than 85% of the principal amount and could be zero.
Any payments on the notes depend on the credit risk of BofA Finance and BAC and on the performance of the Market Measure.  The economic terms of the notes (including the Threshold Value) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into.  BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes.  Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.
On the cover page of this pricing supplement, we have provided the initial estimated value range for the notes. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date.  For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-21.
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 53 weeks
Pricing Date:	April , 2021
Issue Date:	April , 2021 (2 business days after the pricing date)
Calculation Day:	, 2022 (3 business days prior to the maturity date)
Maturity Date:	, 2022 (approximately 53 weeks following the pricing date)
Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
Market Measure:
The 10-Year U.S. Dollar ICE Swap Rate (which we refer to as the “CMS10”), expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable date. For additional information about the CMS10, please see the section in this pricing supplement entitled “The Market Measure.”

Unavailability of the CMS10:
If, on the calculation day, the CMS10 is not quoted on Reuters Screen ICESWAP1 Page, or any page substituted for that page, then the CMS10 for such date will be determined as described under “Description of the Notes—Floating Rate Notes—Determination of USD LIBOR, Daily SOFR, USD CMS Rate, Term SOFR, Treasury Rate and Federal Funds (Effective) Rate—USD CMS Rate” in the accompanying prospectus supplement.
There is a substantial risk that a USD CMS Transition Event and related USD CMS Replacement Date (as each term is defined in the accompanying prospectus supplement) will occur with respect to the CMS10 after June 30, 2023 (and may occur prior to that date). If a USD CMS Transition Event and related USC CMS Replacement Date occur prior to maturity of the notes, then the Redemption Amount for the notes will be determined not by reference to CMS10 but instead by reference to the applicable USD CMS Replacement (as defined in the accompanying prospectus supplement).  See “Risk Factors — Market Measure-Related Risks” in this pricing supplement and “Description of the Notes — Floating Rate Notes — Determination of USD LIBOR, Daily SOFR, USD CMS Rate, Term SOFR, Treasury Rate and Federal Funds (Effective) Rate — USD CMS Rate” in the accompanying prospectus supplement for more information.

Interest:	The notes do not bear interest.
Redemption / Repayment at Option of Holder:	None
Starting Value:	The CMS10 on the pricing date.
Threshold Value:	85% of the Starting Value.
Ending Value:	The CMS10 on the calculation day.
Redemption Amount:
At maturity, you will receive per note:
a)
If the Ending Value is greater than or equal to the Threshold Value:
The Digital Payment
b)
If the Ending Value is less than the Threshold Value:
In that case, the Redemption Amount will be less than 85% the principal amount and could be zero.

Digital Payment:
[Between $1,080.00 and $1,120.00] per $1,000 in principal amount of notes, which represents a return of [between 8.00% and 12.00%] over the principal amount. The actual Digital Payment will be determined on the pricing date.

Business Days:
If the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No interest will accrue on the notes as a result of such postponement.
A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Listing:	None
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)
Selling Agent:	BofA Securities, Inc. (“BOFAS”), an affiliate of BofA Finance.

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.
You should read carefully this entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes.  In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you.  If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.
The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.  You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted.  You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.
Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying prospectus supplement and prospectus.  Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).
The above-referenced prospectus supplement and prospectus may be accessed at the following link:
●	Series A MTN prospectus supplement dated December 31, 2019 and prospectus dated December 31, 2019:
https://www.sec.gov/Archives/edgar/data/70858/000119312519326462/d859470d424b3.htm

Hypothetical Redemption Amount
The following table is for purposes of illustration only.  It is based on hypothetical values and shows hypothetical payments at maturity on the notes. It illustrates the calculation of the Redemption Amount and total return based on a hypothetical Starting Value of 10.00%, a hypothetical Threshold Value of 8.00%, a Digital Payment of $1,100.00 (representing the mid-point of the range of Digital Payment) per $1,000 in principal amount of notes and a range of hypothetical Ending Values of the Market Measure. The actual amount you receive and the resulting total return will depend on the actual Starting Value, Threshold Value and Ending Value of the Market Measure, the actual Digital Payment and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.
For recent actual rates of the CMS10, see “The Market Measure” section below. All payments on the notes are subject to issuer and guarantor credit risk.
Ending Value of the Market Measure	Percentage Change of the Market Measure	Redemption Amount per Note	Total Return on the Notes
0.00%	-100.00%	$0.00	-100.00%
1.00%	-90.00%	$100.00	-90.00%
2.00%	-80.00%	$200.00	-80.00%
3.00%	-70.00%	$300.00	-70.00%
4.00%	-60.00%	$400.00	-60.00%
5.00%	-50.00%	$500.00	-50.00%
6.00%	-40.00%	$600.00	-40.00%
7.00%	-30.00%	$700.00	-30.00%
8.50%(1)	-15.00%	$1,100.00(2)	10.00%
9.00%	-10.00%	$1,100.00	10.00%
9.50%	-5.00%	$1,100.00	10.00%
10.00%(3)	0.00%	$1,100.00	10.00%
11.00%	10.00%	$1,100.00	10.00%
12.00%	20.00%	$1,100.00	10.00%
13.00%	30.00%	$1,100.00	10.00%
14.00%	40.00%	$1,100.00	10.00%
15.00%	50.00%	$1,100.00	10.00%
16.00%	60.00%	$1,100.00	10.00%
17.00%	70.00%	$1,100.00	10.00%
18.00%	80.00%	$1,100.00	10.00%
19.00%	90.00%	$1,100.00	10.00%
20.00%	100.00%	$1,100.00	10.00%
(1) This is the hypothetical Threshold Value of the Market Measure.
(2) This amount represents the Digital Payment.
(3) The hypothetical Starting Value of 10.00% used in the table above has been chosen for illustrative purposes only and does not represent a likely Starting Value for the Market Measure.

RISK FACTORS
Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security.  Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances.  The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections beginning on page S-5 of the accompanying prospectus supplement and page 7 of the accompanying prospectus, each as identified on page PS-5 above.
Structure-related Risks
The notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the notes, regardless of the extent to which the Ending Value of the Market Measure exceeds the Starting Value. Payment on the notes will be limited only to the payment of the Redemption Amount at maturity.
Your return on the notes is limited to the return represented by the Digital Payment. Your return on the notes is limited to the Digital Payment, regardless of the extent to which the Ending Value exceeds the Starting Value.
Your investment may result in a loss; there is no guaranteed return of principal.  There is no fixed principal repayment amount on the notes at maturity.  If the Ending Value of the Market Measure is less than the Threshold Value, you will lose 1% of the principal amount for each 1% that the Ending Value of the Market Measure is less than the Starting Value. In that case, you will lose all or a substantial portion of your investment in the notes.
The Redemption Amount will not reflect the level of the Market Measure other than on the calculation day. The level of the Market Measure during the term of the notes other than on the calculation day will not affect payment on the notes. Notwithstanding the foregoing, investors should generally be aware of the performance of the Market Measure while holding the notes. The calculation agent will calculate the Redemption Amount by comparing only the Starting Value or the Threshold Value, as applicable, to the Ending Value of the Market Measure. No other levels of the Market Measure will be taken into account. As a result, you will receive less than the principal amount at maturity even if the level of the Market Measure has increased at certain times during the term of the notes before decreasing to a level that is less than the Threshold Value as of the calculation day.
Your return on the notes may be less than the yield on a conventional debt security of comparable maturity.  Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money. In addition, if interest rates increase during the term of the Notes, the Digital Payment (if any) may be less than the yield on a conventional debt security of comparable maturity.
Any payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of, or amounts payable on, the notes. The notes are our senior unsecured debt securities, the payment on which will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Redemption Amount at maturity is dependent upon our ability and the ability of the Guarantor to repay our respective obligations under the notes on the maturity date, regardless of the level of the Market Measure. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes or on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.
In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the level of the Market Measure during the term of the notes, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.
We are a finance subsidiary and, as such, have no independent assets, operations or revenues.  We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course.  However, we will have no assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding.  Accordingly, any recoveries by such holders in respect of such claims will be limited to those available under the Guarantor’s guarantee of such notes, and any obligations under that guarantee will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to the Guarantor’s subordinated obligations. Holders of the notes will have recourse only to a single claim against the Guarantor and its assets under the Guarantor’s guarantee of the notes, and holders of the notes should accordingly assume that in any bankruptcy, resolution or similar proceeding, they would not have priority over, and should be treated equally with, the claims of all other unsecured and unsubordinated obligations of the Guarantor, including claims of holders of unsecured senior debt securities issued by the Guarantor.
The Guarantor’s ability to make payments under its guarantee of the notes will depend upon its receipt of funds from its subsidiaries, and applicable laws and regulations, and actions taken under the Guarantor’s resolution plan, could restrict the ability of its subsidiaries to transfer such funds.  The Guarantor is a holding company and conducts substantially all of its operations through its subsidiaries. The Guarantor’s ability to make payments under its guarantee of our payment obligations on the notes depends upon the Guarantor’s receipt from its subsidiaries of dividends and other distributions, loans, advances and other payments.  Many of these subsidiaries, including bank and broker-dealer subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Guarantor or to its other subsidiaries. In addition, the Guarantor’s bank and broker-dealer subsidiaries are subject to restrictions on their ability to lend or transact with affiliates and to minimum regulatory capital and liquidity requirements. Intercompany arrangements the Guarantor has entered into in connection with its resolution planning could restrict the amount of funding available to it from its subsidiaries under certain adverse conditions, as described below under “—A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes.” These restrictions could prevent the Guarantor’s subsidiaries from paying dividends or making other distributions to the Guarantor or otherwise providing funds to the Guarantor that the Guarantor needs in order to make payments under its guarantee of our payment obligations on the notes.
A resolution under the Guarantor’s preferred single point of entry resolution strategy could materially adversely affect its liquidity and financial condition and its ability to make payments under its guarantee of our payment obligations on the notes. The Guarantor is required periodically to submit a plan to its primary regulatory authorities describing its resolution strategy under the U.S. Bankruptcy Code in the event of material financial distress or failure. In the Guarantor’s current plan, its preferred resolution strategy is a single point of entry strategy. This strategy provides that only the Guarantor (the parent holding company) files for resolution under the U.S. Bankruptcy Code and contemplates providing certain key operating subsidiaries with sufficient capital and liquidity to operate through severe stress and to enable such subsidiaries to continue operating or be wound down in a solvent manner following a Guarantor bankruptcy. The Guarantor has entered into intercompany arrangements governing the contribution of capital and liquidity with these key subsidiaries. As part of these arrangements, the Guarantor has transferred most of its assets (and has agreed to transfer additional assets) to a wholly-owned holding company subsidiary in exchange for a subordinated note. Certain of the Guarantor’s remaining assets secure its ongoing obligations under these intercompany arrangements. The wholly-owned holding company subsidiary also has provided a committed line of credit that, in addition to the Guarantor’s cash, dividends and interest payments, including interest payments the Guarantor receives in respect of the subordinated note, may be used to fund the Guarantor’s obligations. These intercompany arrangements include provisions to terminate the line of credit, forgive the subordinated note and require the Guarantor to contribute its remaining financial assets to the wholly-owned holding company subsidiary if the Guarantor’s projected liquidity resources deteriorate so severely that resolution becomes imminent, which could materially and adversely affect the Guarantor’s liquidity and ability to meet its payment obligations, including under its guarantee of our payment obligations on the notes. In addition, the Guarantor’s preferred resolution strategy could result in holders of the notes being in a worse position and suffering greater losses than would have been the case under bankruptcy or other resolution scenarios or plans.
The Guarantor’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of the Guarantor’s subsidiaries. Because the Guarantor is a holding company, its right to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Guarantor may itself be recognized as a creditor of that subsidiary.  As a result, any obligations of the Guarantor under its guarantee of the notes will be structurally subordinated to all existing and future liabilities of the Guarantor’s subsidiaries, and claimants should look only to the assets of the Guarantor for payments under the Guarantor’s guarantee of the notes. Further, creditors of the Guarantor’s subsidiaries recapitalized pursuant to the Guarantor’s resolution plan generally would be entitled to payment of their claims from the assets of the subsidiaries, including the Guarantor’s contributed assets. In addition, any obligations of the Guarantor under its guarantee of the notes will be unsecured and, therefore, in a bankruptcy or similar proceeding, will effectively rank junior to the Guarantor’s secured obligations to the extent of the value of the assets securing such obligations.
Each of BofA Finance LLC and the Guarantor is permitted to sell, convey or transfer all or substantially all of its assets to one or more of the Guarantor’s majority-owned subsidiaries and, in either such event, such subsidiary or subsidiaries will not be required under the indenture relating to the notes to assume our obligations under the notes or the Guarantor’s obligations under its guarantee of the notes, as the case may be.  We and the Guarantor each may sell, convey or transfer all or substantially all of its assets to one or more entities that are direct or indirect subsidiaries of the Guarantor in which the Guarantor and/or one or more of its subsidiaries owns more than 50% of the combined voting power, and under the indenture under which the Notes will be issued, including the provisions thereof relating to the Guarantor’s guarantee of the notes, such subsidiary or subsidiaries will not be required to assume our obligations under the notes or the Guarantor’s obligations under its guarantee thereof, as the case may be. In either such event, (i) we will remain the sole obligor on the notes and the Guarantor will remain the sole obligor on the guarantee of the notes, as the case may be, (ii) creditors of any such subsidiary or subsidiaries would have additional assets from which to recover on their claims and (iii) obligations of the Guarantor under its guarantee of our notes would be structurally subordinated to creditors of such subsidiary or subsidiaries with respect to such transferred assets. See “Description of Debt Securities—Limitation on Mergers and Sales of Assets” beginning on page 21 of the accompanying prospectus for more information.
The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor; events of bankruptcy or insolvency or resolution proceedings relating to the Guarantor and covenant breach by the Guarantor will not constitute an event of default with respect to the notes.  The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance LLC or the Guarantor.  In addition, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor will not constitute an event of default with respect to the notes.  Furthermore, it will not constitute an event of default with respect to the notes if the guarantee by the Guarantor ceases to be in full force and effect for any reason.  Therefore, events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor (in the absence of any such event occurring with respect to us) will not permit the notes to be declared due and payable.  In addition, a breach of a covenant by the Guarantor (including, for example, a breach of the Guarantor’s covenants with respect to mergers or the sale of all or substantially all its assets), will not permit the notes to be declared due and payable.  The value you receive on the notes may be significantly less than what you otherwise would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution or similar proceedings relating to the Guarantor or the breach of a covenant by the Guarantor or upon the Guarantor’s guarantee ceasing to be in full force and effect.
Valuation- and Market-related Risks
The public offering price you pay for the notes will exceed their initial estimated value. The range of estimated values that is provided on the cover page of this preliminary pricing supplement, and the estimated value as of the pricing date that will be provided in the final pricing supplement, are each estimates only, determined as of a particular point in time by reference to our and our affiliates’ pricing models.  These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.
If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value.  This is due to, among other things, changes in the level of the Market Measure, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below.  These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.
We cannot assure you that a trading market for your notes will ever develop or be maintained.  We will not list the notes on any securities exchange.  We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.
The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Market Measure.  The number of potential buyers of your notes in any secondary market may be limited.  We anticipate that BofAS will act as a market-maker for the notes, but none of us, the Guarantor or BofAS is required to do so.  There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the notes at any time.  To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes.  Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs.  These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.
In addition, if at any time BofAS were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market.  In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.
If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. These factors may interact with each other in complex and unpredictable ways. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.
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Changes in the levels of interest rates may affect the market value of the notes. The level of interest rates in the United States may affect the U.S. economy and, in turn, the Market Measure. Changes in prevailing interest rates may decrease the Market Measure, which would decrease the Redemption Amount on the notes. This, in turn, may decrease the market value of the notes. Further, the Redemption Amount is limited to the Digital Payment, which will limit the potential upside to investors. As a result, we anticipate that the potential for the notes to trade above their par value in the secondary market, if any, is extremely limited.

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Volatility of the Market Measure. Volatility is the term used to describe the size and frequency of market fluctuations. During recent periods, the Market Measure has had periods of volatility, and this volatility may vary during the term of the notes. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the Market Measure may have an adverse impact on the market value of the notes.

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Economic and other conditions generally. The Redemption Amount on the notes is expected to be correlated to interest rates. Prevailing interest rates may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and may adversely affecting the market value of your notes.

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Our and the Guarantor’s financial condition and creditworthiness. Our and the Guarantor’s perceived creditworthiness, including any increases in our respective credit spreads and any actual or anticipated decreases in our respective credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our or the Guarantor’s credit spreads or an improvement in our of the Guarantor’s credit ratings will not necessarily increase the market value of the notes.

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Time to maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning the level of the Market Measure prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the Redemption Amount on the notes based on the then-current Market Measure.

Conflict-related Risks
Our trading, hedging and other business activities, and those of the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agent, may engage in trading activities related to the Market Measure that are not for your account or on your behalf. These entities also may issue or underwrite other financial instruments with returns linked to the Market Measure. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agent, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the Market Measure or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.
We the Guarantor and one or more of our other affiliates, including BofAS, expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor, or our other affiliates, including BofAS, also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one or more of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Market Measure. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss. Each of these parties will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor, and our other affiliates, including the selling agent, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.
There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, MLCS, will be the calculation agent for the notes and, as such, will determine the Redemption Amount on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that the calculation agent would be required to make if the Market Measure is unavailable. See the section entitled “The Market Measure” below. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise. None of us, the Guarantor or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the notes.

Market Measure-related Risks
You should carefully review the more detailed explanation of risks relating to the Market Measure set forth under “Risk Factors— Risks Relating to USD CMS Rate Notes” in the accompanying prospectus supplement. Certain capitalized terms used in these Market Meaure-related Risk Factors and not defined in this pricing supplement are defined in the section entitled "Terms of the Notes -- Floating Rate Notes -- Determination of USD LIBOR, Daily SOFR, USD CMS Rate, Term SOFR, Treasury Rate and Federal Funds (Effective) Rate -- USD CMS Rate" in accompanying prospectus supplement.
You must rely on your own evaluation of the merits of an investment linked to U.S. Dollar ICE Swap Rates. In the ordinary course of their businesses, BAC or its affiliates may have expressed views on expected movements in the U.S. Dollar ICE Swap Rates and related interest rates, and may do so in the future. These views or reports may be communicated to BAC’s clients and clients of its affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to U.S. Dollar ICE Swap Rates may at any time have significantly different views from those of BAC or its affiliates. For these reasons, you are encouraged to derive information concerning the U.S. Dollar ICE Swap Rates and related interest rates from multiple sources, and you should not rely on the views expressed by BAC or its affiliates.
Neither the offering of the notes nor any views which we, the Guarantor or our other affiliates from time to time may express in the ordinary course of our or their businesses constitutes a recommendation as to the merits of an investment in the notes.
Recent regulatory investigations regarding potential manipulation of the Market Measure may adversely affect your notes. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of the Market Measure and other swap rates. If such manipulation occurred, it may have resulted in the Market Measure being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of the Market Measure in light of these investigations may result in a sudden or prolonged increase or decrease in reported levels of the Market Measure, which may have an adverse impact on the trading market for CMS-benchmarked securities, such as the notes, the market value of your notes and the payments on your notes.
The Redemption Amount will be calculated using a different reference rate if a USD CMS Transition Event and related USD CMS Replacement Date occur with respect to the Market Measure, and the selection of any USD CMS Benchmark Replacement could adversely affect the return on, value of or market for the notes. CMS rates generally represent the fixed rate of interest payable on a hypothetical interest rate swap with a floating leg based on 3-month USD LIBOR. The U.K. Financial Conduct Authority (“FCA”) announced in July 2017 that it will no longer persuade or compel banks to submit rates for the calculation of USD LIBOR (including the 3-month USD LIBOR rate) after 2021. This announcement indicated that the continuation of USD LIBOR on the current basis could not and would not be guaranteed after 2021. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the 1-week and 2-month US dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining US dollar settings. Based on undertakings received from the panel banks, the FCA does not expect that any LIBOR settings will become unrepresentative before the relevant dates noted in the prior sentence. Representative LIBOR rates will not, however, be available beyond these dates and publication of most of the LIBOR settings will cease immediately after these dates. Although the foregoing may provide some sense of timing, there is no assurance that LIBOR, of any particular currency and tenor, will continue to be published until any particular date. It is impossible to predict whether and to what extent banks will continue to provide USD LIBOR submissions to the administrator of USD LIBOR.
It is not possible to predict the effect that the FCA announcement or any USD LIBOR discontinuance will have on the Market Measure or the notes; however, it is highly likely that a USD CMS Transition Event and related USD CMS Replacement Date (each as defined in the accompanying prospectus supplement) will occur with respect to the Market Measure after June 30, 2023 (and may occur prior to that date). If we or the calculation agent (after consulting with us) determines that a USD CMS Transition Event and related USD CMS Replacement Date have occurred with respect to the Market Measure, then we or the calculation agent (after consulting with us) will determine the USD CMS Replacement(s) for the notes in accordance with the transition provisions set forth under “Description of the Notes—Floating-Rate Notes—Determination of USD LIBOR, Daily SOFR, USD CMS Rate, Term SOFR, Treasury Rate and Federal Funds (Effective) Rate—USD CMS Rate” in the accompanying prospectus supplement. In accordance with such provisions, following the occurrence of a USD CMS Transition Event and USD CMS Replacement Date with respect to the Market Measure, the USD CMS Replacement(s) will be the alternate rate(s) that has been selected by us or the calculation agent (after consulting with us) as the replacement for the Market Measure giving due consideration to any industry-accepted rate as a replacement for the Market Measure for U.S. dollar-denominated floating-rate notes at the relevant time, plus the applicable USD CMS Replacement Adjustment (if any). If we or the calculation agent (after consulting with us) determines that there is no such replacement rate as of the calculation day, then the Market Measure for the calculation day will be determined by us or the calculation agent (after consulting with us), after consulting such sources that we or the calculation agent deems comparable to the Designated USD CMS Page, or any other source or data we or the calculation agent determines to be reasonable. After determination of the USD CMS Replacement(s) for the notes, the Redemption Amount payable with respect to the notes will not be determined by reference to the applicable CMS rate, but instead will be determined by reference to the applicable USD CMS Replacement. As of the date of this pricing supplement, no market consensus exists as to what rate or rates may become accepted alternatives to the Market Measure.
The selection of any USD CMS Replacement(s) and USD CMS Replacement Adjustment (if any), and any decisions, determinations or elections made by us or the calculation agent (after consulting with us) in connection with any USD CMS Replacement(s) with respect to the notes in accordance with the USD CMS rate transition provisions set forth in the accompanying prospectus supplement, including with respect to USD CMS Replacement Conforming Changes, could adversely affect the Redemption Amount payable with respect to the notes, which could adversely affect the return on, value of and market for the notes.
Even if a USD CMS Transition Event and related USD CMS Replacement Date do not occur, the Market Measure may not be published on an applicable date and, if the Market Measure is not published, the Market Measure may be determined by the calculation agent in the calculation agent’s sole discretion. Even if a USD CMS Transition Event and related USD CMS Replacement Date do not occur, it is possible that the Market Measure may not be available on an applicable date because the Market Measure is not published by ICE Benchmark Administration Limited (“ICE”). ICE may fail to publish the Market Measure (referred to by ICE as an “ICE Swap Rate”) because of a lack of liquidity (typically resulting from high market volatility) on the trading platforms from which ICE sources data that is used to determine the Market Measure, or for other reasons. With respect to the notes, if the Market Measure cannot be determined using the Designated USD CMS Page due to the non-publication of such rate on an applicable date, but a USD CMS Transition Event and related USD CMS Replacement Date have not occurred with respect to such rate, the Market Measure will be determined by the calculation agent in its sole discretion, after consulting such sources as it deems comparable to the Designated USD CMS Page, or any other source or data it determines to be reasonable. This method of determining the Market Measure may result in a Redemption Amount on the notes that is higher than, lower than or that does not otherwise correlate over time with the Redemption Amount that would have been payable on the notes if the Market Measure had been published in accordance with ICE’s usual policies and procedures governing determination and publication of the Market Measure. In addition, in determining the Market Measure in this manner, we and the calculation agent will have no obligation to consider your interests as an investor in the notes and we or the calculation agent may have economic interests that are adverse to your interests.
In the fourth quarter of 2019, ICE failed to publish CMS rates on a significant number of trading days. Such non-publication may continue, the frequency of non-publication may increase, and the likelihood that the calculation agent will determine the Market Measure on an applicable date in its sole discretion may increase as well.
The Market Measure and the manner in which it is calculated may change in the future. There can be no assurance that the method by which the Market Measure is determined by ICE will continue in its current form. For example, due to the recent failures to publish the Market Measure, ICE has announced that it intends to expand the data used in its calculation of the Market Measure to include non-binding swap quotes as a back-up when firm prices are unavailable. There is no assurance that ICE’s proposed changes to its methodology for calculating the Market Measure will result in the Market Measure being published on a more consistent basis. In addition, any changes in the method of determination of the Market Measure could decrease the Market Measure and, in turn, adversely affect the return on, value of and market for the notes.
The USD CMS Replacement may not be a suitable replacement for the USD CMS rate. It is highly likely that a USD CMS Transition Event and related USD CMS Replacement Date will occur after June 30, 2023 (and may occur prior to that time). Following a USD CMS Transition Event and related USD CMS Replacement Date, the Redemption Amount payable with respect to the notes will not be determined by reference to the Market Measure, but instead will be determined by reference to the applicable USD CMS Replacement (once such USD CMS Replacement has been determined in accordance with the terms and provisions of the notes). As of the date of this pricing supplement, no market consensus exists as to what rate or rates may become accepted alternatives to the Market Measure.

There is no assurance that the characteristics of any USD CMS Replacement will be similar to the Market Measure as it is calculated and published by ICE as of the date of this pricing supplement, or that any USD CMS Replacement will produce the economic equivalent of the Market Measure or otherwise be a suitable replacement or successor for the Market Measure. It is possible that, at the time of a USD CMS Transition Event and related USD CMS Replacement Date, no industry-accepted rate of interest as a replacement for the Market Measure will exist. In addition, if no industry-accepted replacement for the Market Measure exists following the occurrence of a USD CMS Transition Event and related USD CMS Replacement Date, sources comparable to the Designated USD CMS Page may not exist, and there may be disagreement regarding which sources or data should be deemed reasonable for purposes of determining a replacement rate for the Market Measure. Notwithstanding the foregoing, if we or the calculation agent (after consulting with us) determines that a USD CMS Transition Event and related USD CMS Replacement Date have occurred with respect to the Market Measure, we or the calculation agent will determine the USD CMS Replacement in accordance with the provisions set forth in the accompanying prospectus supplement, and such determination will become effective without consent from the holders of the notes or any other party. Use of the USD CMS Replacement may result in a Redemption Amount that is higher than, lower than or that does not otherwise correlate over time with the Redemption Amount that would have been payable on such notes in the absence of a USD CMS Transition Event and related USD CMS Replacement Date.
In addition, although the USD CMS rate transition provisions set forth in the accompanying prospectus supplement provide for a USD CMS Replacement Adjustment to be added to the Unadjusted USD CMS Replacement, as of the date of this pricing supplement, no industry-accepted method exists for calculating such USD CMS Replacement Adjustment, and it is possible that no such industry-accepted method will exist at the time of a USD CMS Transition Event and related USD CMS Replacement Date. In addition, we or the calculation agent may determine that the USD CMS Replacement Adjustment will be zero or negative. There is no guarantee that the USD CMS Replacement Adjustment (if any) will make the Unadjusted USD CMS Replacement equivalent to the Market Measure as it is calculated and published by ICE as of the date of this pricing supplement. In particular, the USD CMS Replacement Adjustment may be a one-time adjustment, and such adjustment above the applicable Unadjusted USD CMS Replacement may not respond to changes in interest rates or other market conditions on a periodic basis.
The Redemption Amount may be determined by reference to a USD CMS Replacement even if the Market Measure continues to be published and, conversely, may continue to be determined by reference to the Market Measure even if a new base rate has become accepted by market participants for notes with payments based on U.S. dollar swap rates.
We or the calculation agent (after consulting with us) will determine whether a USD CMS Transition Event and related USD CMS Replacement Date have occurred. A USD CMS Transition Event includes, among other things, a determination by us or the calculation agent (after consulting with us) that (i) the Market Measure as published is no longer an industry-accepted rate of interest for U.S. dollar-denominated floating-rate notes at such time or (ii) Market Measure as published is no longer an industry-accepted rate of interest in the derivatives market for hedging transactions related to U.S. dollar-denominated floating-rate notes.
It is possible that we or the calculation agent (after consulting with us) will determine that a USD CMS Transition Event and related USD CMS Replacement Date have occurred with respect the Market Measure at a time when ICE continues to publish the Market Measure. Holders of the notes will not have the ability to prevent or otherwise influence such determination by us or the calculation agent. The Redemption Amount may, therefore, cease to be determined by reference to the Market Measure, and instead be determined by reference to a USD CMS Replacement, even if the Market Measure continues to be published. For example, even if ICE continues to publish the Market Measure, we or the calculation agent (after consulting with us) nonetheless may determine that a USD CMS Transition Event has occurred because the Market Measure is no longer an industry-accepted rate of interest for U.S. dollar-denominated floating-rate notes at such time. Such USD CMS Replacement may be lower than the Market Measure for so long as the Market Measure continues to be published, and the return on, value of and market for the notes may be adversely affected.
In addition, we or the calculation agent (after consulting with us) may not determine that a USD CMS Transition Event and related USD CMS Replacement Date have occurred, even if a new base rate has become accepted in the market as an interest rate for floating-rate notes with interest rates based on U.S. dollar swap rates. Holders of the notes will not have the ability to cause or otherwise influence such determination by us or the calculation agent. It is possible that ICE will choose to develop a new ICE Swap Rate for U.S. dollar swaps, which could be based on SOFR or another floating interest rate. In addition, market participants could adopt another U.S. dollar swap-based interest rate for use as a base rate for floating-rate notes. Even if market participants adopt such a new U.S. dollar swap-based interest rate (whether published by ICE or otherwise), then the Redemption Amount will continue to be determined by reference to the Market Measure until we or the calculation agent (after consulting with us) determines that a USD CMS Transition Event and related USD CMS Replacement Date have occurred and we or the calculation agent (after consulting with us) has determined the relevant USD CMS Replacement. The Market Measure used to determine the Redemption Amount may be lower than such a new U.S. dollar swap-based interest rate for so long as the USD CMS rate for such index maturity continues to be published.
Tax-related Risks
The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes.  No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes.  As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain.  Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described under “U.S. Federal Income Tax Summary—General.”  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.
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DESCRIPTION OF THE NOTES
General
The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.
Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor.  The notes will rank equally in right of payment with all of our other unsecured and unsubordinated debt from time to time outstanding and the guarantee of the notes will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, in each case except obligations that are subject to any priorities or preferences by law.  Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.
The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.
The notes will not bear interest. Prior to maturity, the notes are not repayable at our option or at your option.
If the scheduled maturity date is not a business day, the payment will be postponed to the next business day and no interest will be payable as a result of that postponement.
A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.
The “CMS10” means the 10-Year U.S. Dollar ICE Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page, at 11:00 a.m., New York City time, on the applicable U.S. government securities business day.
The Redemption Amount will be paid to the persons in whose names the notes are registered on the maturity date.
Redemption Amount
At maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per $1,000 in principal amount of notes that you hold, denominated in U.S. dollars.  The Redemption Amount per $1,000 in principal amount of notes will be calculated as follows:
●	If the Ending Value of the Market Measure is greater than or equal to the Threshold Value, the Redemption Amount will equal:
The Digital Payment; or
●	If the Ending Value of the Market Measure is less than the Threshold Value, the Redemption Amount will equal:
In that case, the Redemption Amount will be less than 85% the principal amount and could be zero.
The “Digital Payment” will be [between $1,080.00 and $1,120.00] per $1,000 in principal amount of notes, which represents a return of [beween 8.00% and 12.00%] over the principal amount. The actual Digital Payment will be determined on the pricing date.

The “Threshold Value” of the Market Measure will be equal to 85% of the Starting Value.
Determining the Starting Value and the Ending Value of the Market Measure
The “Starting Value” will be the CMS10 on the pricing date.
The “Ending Value” will be the CMS10 on the calculation day.
Role of the Calculation Agent
The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the CMS10, the Redemption Amount, U.S. government securities business days and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
We have initially appointed our affiliate, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.
Same-Day Settlement and Payment
The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payment of the Redemption Amount in immediately available funds so long as the notes are maintained in book-entry form.
Events of Default and Acceleration
If an Event of Default, as defined in the senior indenture relating to the notes and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 22 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount” above, calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day were the fifth U.S. government securities business day prior to the date of acceleration. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.
Listing
The notes will not be listed on any securities exchange.

THE MARKET MEASURE
The CMS10 is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 10 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry. See “Description of the Notes — Floating Rate Notes—USD LIBOR Notes, USD CMS Rate Notes, Treasury Rate Notes and Term SOFR Notes" and "—Determination of USD LIBOR, Daily SOFR, USD CMS Rate, Term SOFR, Treasury Rate and Federal Funds (Effective) Rate — USD CMS Rate” in the accompanying prospectus supplement for more information regarding the determination of the CMS10.
There is a substantial risk that a USD CMS Transition Event and related USD CMS Replacement Date (as each term is defined in the accompanying prospectus supplement) will occur with respect to the CMS10 after June 30, 2023 (and could occur prior to that date). If a USD CMS Transition Event and related USC CMS Replacement Date occur prior to the maturity of the notes, then the Redemption Amount for the notes will be determined not by reference to CMS10 but instead by reference to the applicable USD CMS Replacement (as defined in the accompanying prospectus supplement).  See “Risk Factors — Market Measure-Related Risks” in this pricing supplement and “Description of the Notes — Floating Rate Notes — Determination of USD LIBOR, Daily SOFR, USD CMS Rate, Term SOFR, Treasury Rate and Federal Funds (Effective) Rate — USD CMS Rate” in the accompanying prospectus supplement for more information.
Historical Levels of the CMS10
The following graph sets forth the historical performance of the CMS10 based on the daily historical levels from January 1, 2008 through March 23, 2021. We obtained the rates below from the Bloomberg Professional Services. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional Services. The rates displayed in the graph below are for illustrative purposes only.
The rates reported by the Bloomberg Professional Services may not be indicative of the CMS10 that will be derived from the applicable Reuters page.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BofAS AND CONFLICTS OF INTEREST
BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes.  Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.  BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.
Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. BofAS will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount.  Each of those broker-dealers may sell the notes to one or more additional broker-dealers.  BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.
BofAS and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes.  However, they are not obligated to engage in such secondary market transactions and/or market-making transactions.  These broker-dealer affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.
At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes.  Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes.  However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs.  At certain times, this price may be higher than or lower than the initial estimated value of the notes.
European Economic Area and United Kingdom
None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or the United Kingdom which has implemented the Prospectus Regulation (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS — The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), as amended or superseded, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or the United Kingdom may be unlawful under the PRIIPs Regulation.
United Kingdom
The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the issuer or the Guarantor.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

STRUCTURING THE NOTES
The notes are our debt securities, the return on which is linked to the performance of the Market Measure.  The related guarantees are BAC’s obligations.  As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security.  This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.
In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements.  Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.
For further information, see “Risk Factors” beginning on page PS-7 above.

U.S. FEDERAL INCOME TAX SUMMARY
The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.
Although the notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes.  Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.
This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.
You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
General
Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, in the opinion of our counsel, Sidley Austin LLP, and based on certain factual representations received from us, the notes should be treated as single financial contracts with respect to the Market Measure and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization.  This discussion assumes that the notes constitute single financial contracts with respect to the Market Measure for U.S. federal income tax purposes.  If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.
This characterization of the notes is not binding on the IRS or the courts.  No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment.  Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement.  Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.
Unless otherwise stated, the following discussion is based on the characterization described above.  The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.
U.S. Holders
Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-

term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.
Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes.  In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments.  If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance.  In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.
The IRS released Notice 2008-2 (the “Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.”  This Notice addresses instruments such as the notes.  According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity.  It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any.  Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.
The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.
In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.
Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss.
Non-U.S. Holders
Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amount paid in respect of the notes, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business.  Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, redemption, or settlement and certain other conditions are satisfied.
If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, or upon sale, exchange, or redemption of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder.  Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the

U.S. federal income tax consequences of acquiring, owning, and disposing of the notes.  In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.
As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate.  As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.
U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.
Backup Withholding and Information Reporting
Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.